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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)

                    Under the Securities Exchange Act of 1934

                          Toreador Royalty Corporation
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                                (Name of Issuer)

                   Common Stock, par value $0.15625 per share
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                         (Title of Class of Securities)

                                    891041105
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                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 28, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO.  891041105

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lee Global Energy Fund, L.P.
    75-2569264
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS

    WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

    N/A
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           532,500
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    532,500
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               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     532,500
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]

     N/A
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.7%
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14   TYPE OF REPORTING PERSON

     PN
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         This Amendment No. 3 to Schedule 13D (this "Amendment") amends and supplements the Amendment No. 2 to Schedule 13D filed by Lee Global Energy Fund, L.P. (the "Fund"), by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended in its entirety as follows:

         The letter attached hereto as Exhibit 7.4 was sent to the Chairman of the Board of Directors of the Company following a meeting with members of the Board of Directors of the Company on April 16, 1998.

         The Reporting Person may, consistent with applicable legal standards, continue communicating with other stockholders of the Company to determine if they share the same concerns as the Reporting Person with respect to its desire to have changes made in the constitution of the Board of Directors and/or its management or other changes necessary to effectuate a consideration of all alternatives to maximize long-term stockholder value.

         Except as set forth above, the Reporting Person has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 7.  Material to be filed as Exhibits.

         Item 7 is hereby amended in its entirety as follows:

         7.4 Letter dated April 28, 1998, from the Fund to the Chairman of the Company's Board of Directors.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    April 28, 1998


                            LEE GLOBAL ENERGY FUND, L.P.

                            By:  Gralee Partners, L.P., its general partner

                                 By:  Gralee Capital Corp., its general partner

                                      By: /s/ G. THOMAS GRAVES, III
                                          ------------------------------------
                                          Name: G. Thomas Graves, III
                                          Title:   President



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April 28, 1998


Mr. John Mark McLaughlin,
Chairman of the Board
Toreador Royalty Corporation
530 Preston Commons West
8117 Preston Road
Dallas, Texas 75225

Dear Mark:

         I wanted to write to you to thank you for meeting with us two weeks ago. I particularly appreciate the fact that Mr. Vig and Mr. Kellogg traveled from New York City to be with us at that meeting.

         I would also like to take this opportunity to follow up on several matters and re-confirm our intentions. As was explained to the Company's legal counsel in a telephone conversation last week, we remain firmly committed to a restructuring of the current Board of Directors of the Company in a manner which would increase representation by significant stockholders, including Lee Global Energy Fund, L.P. As I explained during our recent meeting, given the lack of active stewardship provided by the Board during the previous twelve months, the major owners of the Company's stock deserve seats at the Board table and a vote on matters affecting the future of the Company.

         I read with interest your press release yesterday. While I appreciate this public statement, I am disappointed that it indicates that the Board is focusing solely on the implementation of possible transactions that would result in an acquisition or merger of the Company. Unfortunately, no mention is made of the continued pursuit of the Company's historic operations, i.e., those of a royalty and mineral company engaged in oil and gas exploration and production. I would like to reiterate that we do not believe it is in the best interest of the Company and its stockholders to sell the Company or dispose of any of its assets at this time. When the Board of Directors rejected a proposal in July 1997, it obviously agreed. Since oil prices have since declined, we have trouble understanding this reversal in course.

         We also believe that potentially material information was omitted from this morning's press release in that it did not note that a significant stockholder in the Company has indicated that it is opposed to any sale of the Company at this time and would vote against any such transaction. We believe that all potential bidders for the Company which may result from the process being undertaken by Dain Rauscher should be formally advised of our position. This is the minimum information the Company should provide; we know, as do you, that other substantial stockholders are likely to be opposed to a sale or disposal of assets. To allow interested parties to proceed with their investigations ignorant of these particularly pertinent facts would not be fair or equitable.

         I would also like to thank you for the expeditious and courteous fashion in which the Company complied with our recent request for data. However, in light of the Board of Directors' current activity, particularly with regard to your press release, we need to gather more information which was not provided during the inspection. We would like copies of the following previously requested documents that were not yet provided:

         (1) A complete record or list of stockholders of the Company, on a computer disk in a specified word processing format, showing the name and address (including the zip code) of each stockholder and the number of shares of stock registered in the name of each stockholder, as of a recent date and, to the extent now or subsequently available, as of the record date for the Company's next annual meeting of stockholders (the "Annual Meeting").

         (2) A copy of any materials prepared in connection with the engagement or advice contemplated by Dain, including any bidding rules or any other instructions or guidelines with respect thereto, and the confidential memorandum mailed by Dain to prospective purchasers of the Company.

         (3) A copy of any schedule of events or tasks prepared in connection with the engagement or advice contemplated by number 2 above, including the minutes from the recent Board of Directors meeting at which Dain made a presentation of its plans.


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         Please also advise us at the earliest opportunity of:

         a.    The record date of the next Annual Meeting of the stockholders;

         b. The date of the next Annual Meeting of the stockholders, and the dates of any anticipated or scheduled special meeting of the stockholders;

         c. The number of directors to be elected at the next Annual Meeting, and the names and addresses of any nominees or proposed nominees for these directorships; and

         d.    A list of all other matters to be acted on at the next Annual
               Meeting.

         Please call if you have any questions regarding the foregoing.

                            Yours very truly,


                            LEE GLOBAL ENERGY FUND, L.P.

                            By:  Gralee Partners, L.P., its general partner

                                 By:  Gralee Capital Corp., its general partner

                                      By: /s/ G. THOMAS GRAVES, III
                                          ------------------------------------
                                          Name: G. Thomas Graves, III
                                          Title:   President